UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 29, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit   Description

1.1       Press release dated March 29, 2006
          Holland Colours Consolidates Global Operations on Ross Systems ERP

1.2       Press release dated March 30, 2006
          Savills Expands Use of Pivotal CRM globally

1.3       Press release dated April 10, 2006
          CDC Corporation Announces Full Year and Fourth Quarter 2005 Earnings
          Release and Investor Conference Call Information

1.4       Press release dated April 12, 2006
          CDC Corporation Reports Robust Growth for Full Year 2005 and Fourth
          Quarter 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: April 13, 2006	By:	Steven Chan
	Name:	Steven Chan
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated March 29, 2006 -- Holland Colours Consolidates Global Operations on Ross Systems ERP
1.2	Press release dated March 30, 2006 -- Savills Expands Use of Pivotal CRM globally
1.3	Press release dated April 10, 2006 -- Corporation Announces Full Year and Fourth Quarter 2005 Earnings Release and Investor Conference Call Information
1.4	Press release dated April 12, 2006 -- CDC Corporation Reports Robust Growth for Full Year 2005 and Fourth Quarter 2005